Exhibit 99.2

RADA ELECTRONIC INDUSTRIES LTD.

7 GIBOREI ISRAEL STREET
NETANYA 4250407, ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Avi Israel and Sarit Molcho or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.03 per share, of RADA Electronic Industries Ltd. (the “Company” or “RADA”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Wednesday, October 19, 2022 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 4250407, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (the “Proxy Statement”) (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED.

IMPORTANT NOTE: THE UNDERSIGNED’S VOTE ON EACH OF PROPOSALS 1 THROUGH 6 WILL NOT BE COUNTED FOR THE APPROVAL OF SUCH PROPOSAL UNLESS THE UNDERSIGNED PROVIDES THE CONFIRMATION REQUIRED BY ITEMS 1A, 2A, 3A, 4A, 5A AND 6A, RESPECTIVELY, ON THE REVERSE SIDE.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RADA ELECTRONIC INDUSTRIES LTD.

October 19, 2022

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL (PROPOSAL 1)
AND “FOR” THE APPROVAL OF PROPOSALS 2 THROUGH 6. PLEASE BE CERTAIN TO COMPLETE ITEMS 1A, 2A, 3A, 4A, 5A AND 6A BELOW AS WELL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.
The approval and adoption of: (i) the Agreement and Plan of Merger, dated as of June 21, 2022 (the “Merger Agreement”), by and among Leonardo DRS Inc. (“DRS”), RADA and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”); (ii) the merger contemplated by the merger agreement (the “Merger”), by which Merger Sub will be merged with and into RADA in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), with RADA as the surviving company of the merger and thereby becoming a wholly owned subsidiary of DRS; and (iii) all other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement (the “Merger Proposal”).
	☐	☐	☐	2.	The approval to purchase a seven-year “tail” endorsement to RADA’s current directors’ and officers’ liability insurance policy.	☐	☐	☐

						YES	NO
2A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL and detailed in the Proxy Statement) in the approval of Proposal 2. If you cannot make such confirmation, please check the “NO” box.
						☐	☐

						FOR	AGAINST	ABSTAIN
				3.	The approval of payment of a transaction bonus to RADA’s Chief Executive Officer.	☐	☐	☐
						YES	NO
	YES	NO		3A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL and detailed in the Proxy Statement) in the approval of Proposal 3. If you cannot make such confirmation, please check the “NO” box.
						☐	☐
1A.
By marking the “YES” box, you confirm that you are not a shareholder listed in Section 320(c) of the ICL (i.e., you are not Merger Sub, DRS, or a DRS Related Person (as defined in the Proxy Statement). As further explained in the Proxy Statement, based on information provided by DRS and Merger Sub to the RADA, as of the date hereof, RADA is not aware of any holdings of RADA shares by DRS, Merger Sub or any DRS Related Persons, and therefore believes that all of its shareholders should mark “YES” in the appropriate place above (or in their electronic submission).
	☐	☐

						FOR	AGAINST	ABSTAIN
				4.	The approval of payment of a transaction bonus to RADA’s Executive Chairman of the Board.	☐	☐	☐

						YES	NO
4A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL and detailed in the Proxy Statement) in the approval of Proposal 4. If you cannot make such confirmation, please check the “NO” box.
						☐	☐

						FOR	AGAINST	ABSTAIN
				5.	The approval of payment of a transaction bonus to RADA’s Chief Financial Officer.	☐	☐	☐
						YES	NO
5A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL and detailed in the Proxy Statement) in the approval of Proposal 5. If you cannot make such confirmation, please check the “NO” box.
						☐	☐
						FOR	AGAINST	ABSTAIN
				6.	The approval of the grant of retention awards by DRS to certain office holders of RADA.	☐	☐	☐
						YES	NO
6A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL and detailed in the Proxy Statement) in the approval of Proposal 6. If you cannot make such confirmation, please check the “NO” box.
						☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.